Via Facsimile and U.S. Mail
Mail Stop 6010

August 29, 2008

James P. Brannen
Chief Financial Officer (Principal Financial
And Accounting Officer)
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, IA  50266-5997

**Re:     FBL Financial Group, Inc.**
            **Form 10-K for the Year Ended December 31, 2007**
            **Filed February 25, 2008**
            **File 001-11917**

Dear Mr. Brannen:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                            Sincerely,


                                            Joel Parker
                                            Accounting Branch Chief